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                               January 9, 2024

       John Santos
       Chief Executive Officer
       Howloo, Inc.
       395 E Lincoln Ave.
       Labelle, FL. 33935

                                                        Re: Howloo, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed on December
29, 2023
                                                            File No. 024-12359

       Dear John Santos:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 15, 2023 letter.

       Amendment No. 1 to Form 1-A filed December 29, 2023

       Cover Page

   1. We note your response to prior comment 1 and reissue. Additionally, please revise to include the total
voting power that the executive officers and directors, as a group, will hold after this
offering, including the irrevocable voting proxies.
   2. We note your response to prior comment 2. Please revise to ensure that the aggregate offering price
disclosed in Part I is consistent with the aggregate offering price disclosed in your offering
circular.
       Financial Statements, page 1

   3. We have reviewed your response to prior comment 3. We note your disclosure in Note 7 on page 12 of the
December 31, 2022 financial statements that you converted from an
                                                        LLC to a C Corp on
January 1, 2023 and issued 14,352,000 shares to the owners. As such,
 John Santos
Howloo, Inc.
January 9, 2024
Page 2
         please revise your presentation in the interim financial statements for the six months ended June 30, 2023, to present earnings per share data and any related disclosures required by ASC 260-10-45 and 260-10-50 on the face of the financial statements. Also, please include the applicable disclosures required by ASC 505-10-50-2 and 50-3 in regards to your equity.
4. Regarding the issuance of 14,352,000 shares to the owners on January 1, 2023, please tell us what consideration you gave to reflecting the shares issued as outstanding for all periods presented in a manner similar to a stock split. Refer to ASC 260-10-55-12 and
         SAB Topic 4:C.
Compensation, page 18

5. Please update your compensation disclosure to reflect the fiscal year ended December 31,
         2023. Additionally, revise to state the nature of any family relationship between any director or executive officer.
       Please contact Jeff Gordon at 202-551-3866 or Claire Erlanger at 202-551-3301 if you
have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Evan Ewing at 202-551-5920 with any other questions.



FirstName LastNameJohn Santos                                Sincerely,
Comapany NameHowloo, Inc.
                                                             Division of
Corporation Finance
January 9, 2024 Page 2                                       Office of
Manufacturing
FirstName LastName